Response Biomedical Files for US FDA 510(k) Market Clearance of
Rapid Influenza A+B Test

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, June 11, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) announced today that it has filed a US Food and Drug Administration (FDA) 510(k) submission seeking clearance to market a rapid Influenza A+B test.

The test manufactured by Response will run on the RAMP® platform and will be marketed and sold exclusively by 3M Health Care as the 3M™ Rapid Detection Flu A+B Test. It is a qualitative immunochromatographic assay indicated for use as an in vitro diagnostic product used with the 3M™ Rapid Detection Reader (manufactured by Response) to identify the presence of Influenza A and Influenza B (Flu A and Flu B) nucleoprotein antigen in nasal wash, nasal swab, nasopharyngeal aspirate and nasopharyngeal swab specimens. Measurement of Influenza A and Influenza B aids in the rapid differential diagnosis of influenza viral infections through this point-of-care (POC) test.

POC or “near-patient” testing allows for diagnostic assays to be performed at the site of patient care delivery. POC testing provides for rapid clinical decision-making by reducing the time spent ordering tests, collecting and transporting samples, as well as retrieving data.

“Once again, RAMP has demonstrated exceptional performance,” said Bill Radvak, President and CEO. “Attendance at several recent trade shows has seen lots of excitement about the RAMP Reader’s ability to not only give a positive indication of flu but also delineate between Flu A and B. This is seen by many as being superior to our competitors’ manual strips.” Both companies hope to make this important test commercially available before the next U.S. flu season.

About Flu
Flu is a contagious disease caused by the influenza virus. Influenza viruses are classified into types A, B and C. Type A is a reportable disease, and is the most common and usually causes the most serious epidemics. Type B outbreaks also can cause epidemics, but the disease it produces is generally milder than that caused by type A. Type C viruses have never been connected with a large epidemic. Flu A is most prevalent and causes 87 percent of infections with the remaining 13 percent of reported cases being Flu B.

Every year, 5 percent to 20 percent of the U.S. population suffers from flu. Approximately 36,000 people infected with the flu die each year, and over 200,000 are admitted to hospital. During an average flu season, flu and flu related complications are the sixth leading cause of death in the United States.

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Although most people who get the flu recover within a week, some of the medical complications caused by flu infection include bacterial pneumonia, dehydration and worsening of chronic medical conditions, such as congestive heart failure, asthma or diabetes. Children may develop sinus problems and ear infections as complications from flu infections. It is these complications, rather than the symptoms of flu themselves that lead to serious concerns with rapid diagnosis of infected individuals. The Centers for Disease Control (CDC) recommend that any person at high risk for serious complications of influenza and who is within the first two days of illness onset should be treated with antiviral medications.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests.

In the non-clinical market, RAMP Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

About 3M Health Care
Since inventing Ioban™ antimicrobial incise surgical drapes more than 30 years ago, 3M has been a worldwide leader in developing health care products and services that address infection control. 3M Health Care, one of 3M’s six major business segments, is dedicated to improving the practice, delivery and outcome of patient care and is a leading provider of solutions for medical, oral care, drug delivery and health information markets.

Ioban is a trademark of 3M.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

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Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; commercialization limitations imposed by patents owned or controlled by third parties; our ability to retain, and our reliance upon, third party suppliers, manufacturers and distributors; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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